As filed with the Securities and Exchange Commission on May 8, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

V.F. CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	23-1180120
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 Corporate Center Blvd.

Greensboro, North Carolina 27408

(Address of Principal Executive Offices, including Zip Code)

VF EXECUTIVE DEFERRED SAVINGS PLAN II

(Full title of the plan)

Laura C. Meagher, Esq.

Vice President, General Counsel and Secretary

V.F. Corporation

P.O. Box 21488

Greensboro, North Carolina 27420

(Name and address of agent for service)

(336) 424-6000

(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee
Deferred Compensation Obligations	$300,000,000 (1)	100%	$300,000,000	$40,920

(1)	The Deferred Compensation Obligations are unsecured obligations of the Registrant to pay deferred compensation in the future, in accordance with the terms of the VF Executive Deferred Savings Plan II, resulting from participant deferrals.
(2)	Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of Form S-8 will be sent or given to participants as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). These documents and the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation Of Documents By Reference.

V.F. Corporation (“V.F.” or the “Company”) has filed its Annual Report on Form 10-K for the year ended December 29, 2012 with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which the Company incorporates by reference into this Registration Statement.

In addition, all documents and reports that the Company files under Sections 13(a) and (c), 14, or 15(d) of the Exchange Act after the date of this Registration Statement shall be deemed to be incorporated by reference into, and to be a part of, this Registration Statement as of the date they are filed. Such future documents and reports will cease to be deemed incorporated by reference into this Registration Statement when the Company files a post-effective amendment to this Registration Statement which indicates that all securities offered under it have been sold, or deregistering all such securities remaining unsold. Any statement contained within a document or report incorporated, or deemed incorporated, by reference into this Registration Statement shall be deemed to be modified or superseded for the purposes of this Registration Statement to the extent that a statement contained in the Registration Statement, or in any other subsequently filed document which is, or is deemed to be, incorporated by reference into this Registration Statement, modifies or supersedes such statement.

Item 4. Description Of Securities.

Under the VF Executive Deferred Savings Plan II (the “Plan”), the Company will provide participants the opportunity to defer a portion of their future base salary and all or a portion of their future bonus payments, provided, however, that a participant’s salary deferral cannot result in the participant’s salary being reduced below the lesser of the applicable Social Security taxable wage base for the relevant year or 50% of the participant’s base salary. The Company will credit an additional deferral amount (a “Matching Deferral”) equal to 50% of the participant’s deferral amount, but such Matching Deferral shall not exceed $12,500 during a year (or such other amount as is approved by the Plan Committee (as defined below)).

In addition, the Company will credit Company Retirement Deferrals to the account of a participant who began employment with the Company on or after January 1, 2005 (or earlier if so determined by the Plan Committee) and is either not covered by the VF Corporation Pension Plan or not eligible to actively participant in the VF Corporation Pension Plan. Company Retirement Deferrals will equal a percentage of the participant’s “Excess Earnings” which generally include (i) compensation paid to the participant in excess of the maximum amount of compensation that may be taken into account under the VF Corporation Retirement Savings Plan for Salaried Employees under federal tax laws ($255,000 for 2013), and (ii) any compensation with respect to which the participant did not receive an allocation of company retirement contributions under the VF Corporation Retirement Savings Plan for Salaried Employees because such compensation was deferred under this Plan. Unless otherwise determined by the committee appointed by the Board of Directors of the Company to administer the Plan (the “Plan Committee”), the percentage of Excess Earnings credited to a participant’s account generally will depend on the participant’s years of service with the Company as follows:

Years of Service	Percentage of Excess Earnings
Less than 10	2%
10, but less than 15	3%
15, but less than 20	4%
20 or more	5%

A participant’s rights to Matching Deferrals and Company Retirement Deferrals will be forfeitable, in whole or in part, in the event the participant separates from service prior to becoming fully vested under the terms of the Plan. A participant will vest at the rate of 1/60 per month of service but a participant will fully vest in Matching Deferrals and any Company Retirement Deferrals if, prior to the participant’s separation from service, the participant attains age 65, incurs a total disability or dies, or a change of control occurs.

The obligations of the Company under the Plan (the “Obligations”) will be unsecured general obligations of the Company to pay the deferred compensation and earnings thereon in the future in accordance with the terms of the Plan, and will rank pari passu with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding.

The amount of compensation to be deferred by each participant will be determined in accordance with the Plan based on elections by the participant which, pursuant to federal tax rules, are irrevocable barring certain circumstances. Obligations will be payable upon the first business day of the month occurring three full calendar months following the participant’s separation from service, death, or disability. Payment is in the form of a lump sum unless the participant elects to receive installments over a period of up to 10 years. Federal law requires that, for certain key employees, payment following separation from service cannot occur within the six-month period following the participant’s separation from service. The Obligations will be indexed to one or more deemed investment options individually chosen by each participant from the list of such options available from time to time, including a Company stock fund. Each participant’s Obligations will be adjusted to reflect the investment experience of the deemed investment option or options, including any appreciation or depreciation. The Company is under no obligation to actually invest in such investment options. The Obligations will be denominated and be payable in cash.

A participant’s rights or the rights of any other person to the Obligations cannot be assigned, alienated, sold, garnished, transferred, pledged, or encumbered except by a written designation of a beneficiary under the Plan, by the terms of the Plan in the event there is no designated beneficiary.

In the event of a change of control of the Company, all participant accounts will be distributed in a lump sum cash payment. In the event of a change of control of a Company affiliate, the account of a participant employed by the affiliate will be distributed in a lump sum cash payment unless the participant elected to receive payment in the form of installments over a period of up to 10 years.

The Obligations are not subject to redemption, in whole or in part, at the option of the Company prior to a participant’s separation from service, death, disability, or a change in control. However, the Company reserves the right to terminate the Plan as described below. In addition, the Plan Committee may, in its discretion, direct that a participant be paid an amount (not to exceed his Obligations, and, with respect to certain parties subject to Section 16 of the Exchange Act, not including that portion of the participant’s Obligations deemed invested in VF Corporation Stock Fund) sufficient to meet a financial hardship as defined in the Plan. The Plan Committee reserves the right to amend or terminate the Plan at any time, except that no such amendment or termination shall reduce the amount of previous Obligations.

The Obligations are not convertible into another security of the Company. No trustee has been appointed having the authority to take action with respect to the Obligations, and each participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the Obligations, enforcing the terms of the Plan, and taking action upon a default.

Item 5. Interests Of Experts And Counsel.

As of the date of this Registration Statement, Laura C. Meagher, Vice President, General Counsel and Secretary of the Company, beneficially owns 28,884 shares of the Company’s common stock.

Item 6. Indemnification of Directors and Officers.

Section 1741 of the Pennsylvania Business Corporation Law, as amended (the “BCL”), provides that a business corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 1742 of the BCL provides that in the case of actions by or in the right of the corporation, a corporation may indemnify any such persons only against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action and only if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted in respect to any claim, issue or matter as to which such person is adjudged liable for negligence or misconduct in the performance of his duty to the corporation, except to the extent that a court determines that indemnification is proper under the circumstances. The BCL further provides under Section 1743 that to the extent that such person has been successful on the merits or otherwise in defending any action (even one on behalf of the corporation), he is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action. In addition, Section 1745 provides that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

The indemnification provided for under the BCL is not exclusive of any other rights of indemnification. Section 1746 permits a business corporation to create a fund, under the control of a trustee or otherwise, to secure or insure in any manner its indemnification obligations. Under Section 1747 of the BCL a corporation may maintain insurance on behalf of any of the persons referred to above against liability asserted against any of them and incurred in or arising out of any capacity referred to above, whether or not the corporation would have the power to indemnify against such liabilities under the BCL. Nevertheless, in accordance with Section 1746, indemnification shall not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

V.F.’s By-Laws provide that any person made a party to any lawsuit by reason of the fact that such person is or was a director or officer of V.F. shall be indemnified by V.F. to the fullest extent permitted by Pennsylvania law against the reasonable expenses, including attorneys’ fees, incurred by the director or officer in connection with the defense of such lawsuit, whether or not the lawsuit is by or in the right of the Company. The determination of whether a director or officer has met the requisite legal standard under applicable law to be entitled to indemnification will be made by disinterested directors or independent legal counsel, as provided in the By-Laws.

Pursuant to the By-Laws, expenses incurred by a director or officer in defending (or acting as a witness in) a lawsuit to which the indemnification provisions apply shall be paid by the Company in advance of the final disposition of such lawsuit, upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company under applicable law. The determination of whether to advance expenses will be made by disinterested directors or independent legal counsel, as provided in the By-Laws.

The By-Laws further provide that a director of V.F. shall not be personally liable for monetary damages arising from any action taken or any failure to act by the director unless (a) the director has breached or failed to perform the duties of a director under Section 1712 of the BCL, and (b) the breach of duty constituted self-dealing, willful misconduct or recklessness. The limitation on a director’s personal liability for monetary damages does not apply to a director’s criminal liability or liability for taxes.

V.F. maintains directors’ and officers’ liability insurance for expenses for which indemnification is permitted by the BCL. These insurance policies insure V.F. against amounts which it may become obligated to pay as indemnification to directors and officers and insures its directors and officers against losses (except fines, penalties and other matters uninsurable under law) arising from any claim made against them on account of any alleged “wrongful act” in their official capacity. A wrongful act is defined as “any breach of any duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted by the directors and officers or . . . so alleged by any claimant on any matter claimed against them solely by reason of their being such directors or officers,” subject to certain exclusions. Directors and officers are also insured against losses (except fines, penalties and other matters uninsurable under law) arising out of the insured’s breach of fiduciary duty, subject to certain exclusions.

The Company has also entered into an indemnification agreement with each of its non-employee directors providing for the indemnification described above.

Item 8. Exhibits.

*4.1	VF Executive Deferred Savings Plan II, as amended and restated as of December 1, 2012 (Exhibit 10(M) to the Company’s Annual Report on Form 10-K for the year ended December 29, 2012).

5.1	Opinion of Laura C. Meagher, Esq.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Laura C. Meagher, Esq. (included in Exhibit 5.1)

24.1	Power of Attorney

*	Incorporated by reference.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greensboro, North Carolina, on May 8, 2013.

V.F. CORPORATION

By:	/s/ Eric C. Wiseman
Eric C. Wiseman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	DATE

/s/ Eric C. Wiseman	May 8, 2013
Eric C. Wiseman
President and Chief Executive Officer

/s/ Robert K. Shearer	May 8, 2013
Robert K. Shearer
Senior Vice President and
Chief Financial Officer

/s/ Scott A. Roe	May 8, 2013
Scott A. Roe
Vice President – Controller
(Chief Accounting Officer)

DIRECTORS

Richard T. Carucci*		George Fellows*	Clarence Otis, Jr.*
Juliana L. Chugg*		Robert J. Hurst*	Raymond G. Viault *
Juan Ernesto de Bedout*		Laura Lang*	Eric C. Wiseman*
Ursula O. Fairbairn*		W. Alan McCollough *

	*By:	/s/ Laura C. Meagher	Date: May 8, 2013
Laura C. Meagher,
Attorney-In-Fact

EXHIBIT INDEX

5.1	Opinion of Laura C. Meagher, Esq.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Laura C. Meagher, Esq. (included in Exhibit 5.1)

24.1	Power of Attorney